Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Highlights Growing Importance of Advertising Without Personal Data Tracking due to Age Verification Requirements

Vancouver, Canada, June 11, 2026, Kidoz Inc. (TSXV: KDOZ) (OTCQB: KDOZF), a brand-safe advertising platform powered by contextual AI, enabling advertising performance without personal data tracking, today commented on the implications of expanding age verification and child protection requirements across the United States.

Recent legislation in Texas, where the Texas Governor signed the online child safety bill requiring Apple and Google to ensure that their app stores verify the age of users alongside similar initiatives emerging in other jurisdictions, Utah and Louisiana and other countries such as France and Australia, reflects a broader shift toward age-aware digital experiences. In response, platform providers including Google Play have introduced new tools designed to help developers support age-appropriate experiences and comply with evolving regulatory requirements.

Google’s recently announced Play Age Signals API provides eligible developers with age-related signals intended to support age-appropriate experiences in certain jurisdictions. Similar tools are expected to become increasingly common as digital platforms continue to evolve their approach to age awareness and child safety.

Apple’s recent WWDC announcements reinforce this trend. Expanded child accounts, parental controls, and child-safety features show that age awareness and child-appropriate digital experiences are becoming core expectations across the app ecosystem, not isolated regulatory requirements.

For mixed-audience apps and games, these developments increase the importance of understanding how younger users are identified, managed, and monetized.

Kidoz believes these developments highlight the potential benefits of advertising approaches that do not rely on personal data collection or behavioural profiling. They also increase the importance of transparency, suitability, and control in advertising environments where younger users may be present.

Originally built to protect kids, Kidoz pioneered kid-safe advertising in mobile gaming. The Company’s platform enables developers to monetize under-13 audiences without personal data tracking, behavioural profiling, or identity-based targeting.

“As digital platforms become increasingly age-aware, developers and advertisers are navigating a changing operating environment,” said Jason Williams, Chief Executive Officer of Kidoz Inc. “Historically, much of digital advertising relied on personal data and behavioural profiles. Today, regulators, platforms, and consumers are placing greater emphasis on transparency, accountability, and age-appropriate experiences. We believe this is reinforcing the value of advertising approaches that achieve performance without personal data tracking.”

As age-awareness requirements and privacy expectations continue to evolve, Kidoz believes advertisers are placing greater emphasis on understanding where campaigns appear and how audiences are reached. These developments also reinforce the importance of advertising solutions that can deliver relevance and performance without reliance on personal data.

Kidoz also works alongside age-assurance and compliance providers including PRIVO and k-ID, supporting developers seeking solutions for age screening, parental consent, and child-appropriate monetization.

The implications extend beyond app developers.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov, the Kidoz Inc. investor website at https://investor.kidoz.net, or the SEDAR+ website at https://www.sedarplus.com.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a brand-safe global advertising platform powered by contextual AI, enabling brand performance in mobile games without personal data.

Originally developed for children’s digital environments, where compliance and safety requirements are among the highest, Kidoz delivers privacy-first advertising without reliance on personal data tracking or behavioural profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using safe, trusted, contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 29, 2026, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.